Exhibit 99.17

ISSUER DETAILS NAME OF ISSUER Burcon NutraScience Corporation	FOR QUARTER ENDED December 31, 2010	DATE OF REPORT YY MM DD 11 02 11
ISSUER ADDRESS 1946 West Broadway

CITY Vancouver	PROVINCE BC	POSTAL CODE V6J 1Z2	ISSUER FAX NO. (604) 733-8821	ISSUER TELEPHONE NO. (604) 733-0896
CONTACT NAME Jade Cheng		CONTACT POSITION Chief Financial Officer		CONTACT TELEPHONE NO. (604) 733-0896
CONTACT EMAIL ADDRESS jcheng@burcon.ca		WEB SITE ADDRESS www.burcon.ca

Burcon NutraScience Corporation

Consolidated Financial Statements

Quarter and nine months ended December 31, 2010 and 2009

(Unaudited)

BURCON NUTRASCIENCE CORPORATION
CONSOLIDATED BALANCE SHEETS

	December 31,
	2010	March 31, 2010
	$	$
	(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	10,556,171	11,661,745
Short-term investments	2,304,267	2,320,372
Amounts receivable	19,292	25,052
Prepaid expenses	62,232	109,566
	12,941,962	14,116,735

Property and equipment	724,501	749,455
Goodwill	1,254,930	1,254,930

	14,921,393	16,121,120

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	305,498	401,179

SHAREHOLDERS' EQUITY
Capital stock	46,949,424	44,236,390
Contributed surplus	3,762,983	3,762,983
Options	7,404,565	5,236,268
Warrants	-	171,972
Deficit	(43,501,077)	(37,687,672)
	14,615,895	15,719,941

	14,921,393	16,121,120

See accompanying notes to consolidated financial statements.

Approved by the Audit Committee of the Board of Directors

"Richard O'C. Whittall" (signed)	"D. Lorne Tyrrell" (signed)
Director	Director

BURCON NUTRASCIENCE CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS, COMPREHENSIVE LOSS AND DEFICIT
Quarter and nine months ended December 31, 2010 and 2009
(Unaudited)

	Quarter ended Dec. 31		Nine months ended Dec. 31
	2010	2009	2010	2009
	$	$	$	$
EXPENSES
General and administrative	801,298	1,451,382	3,022,574	2,321,728
Research and development	634,831	471,728	1,949,222	1,360,739
Professional fees	307,652	243,205	800,305	951,231
Management fees and services	42,653	40,748	136,872	128,497
Amortization	914	833	2,702	2,292
	1,787,348	2,207,896	5,911,675	4,764,487

LOSS FROM OPERATIONS	(1,787,348)	(2,207,896)	(5,911,675)	(4,764,487)

INTEREST INCOME	38,677	31,532	98,270	56,364

LOSS AND COMPREHENSIVE LOSS FOR THE PERIOD	(1,748,671)	(2,176,364)	(5,813,405)	(4,708,123)
DEFICIT - BEGINNING OF PERIOD	(41,752,406)	(33,559,109)	(37,687,672)	(31,027,350)

DEFICIT - END OF PERIOD	(43,501,077)	(35,735,473)	(43,501,077)	(35,735,473)

BASIC AND DILUTED LOSS PER SHARE	(0.06)	(0.08)	(0.20)	(0.17)

See accompanying notes to consolidated financial statements.

BURCON NUTRASCIENCE CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
Quarter and nine months ended December 31, 2010 and 2009
(Unaudited)

	Quarter ended Dec. 31		Nine months ended Dec. 31
	2010	2009	2010	2009
	$	$	$	$
CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the period	(1,748,671)	(2,176,364)	(5,813,405)	(4,708,123)
Items not affecting cash
Amortization	47,157	41,235	132,900	107,682
Stock-based compensation expense	821,280	1,364,237	2,999,497	1,741,152
Loss on disposal of equipment	-		-	924
	(880,234)	(770,892)	(2,681,008)	(2,858,365)
Changes in non-cash working capital items
Amounts receivable	4,596	39,040	5,760	11,045
Prepaid expenses and deposits	(25,324)	(29,675)	15,703	(3,624)
Accounts payable and accrued liabilities	(26,626)	(95,988)	(95,681)	(74,020)
	(927,588)	(857,515)	(2,755,226)	(2,924,964)

CASH FLOWS FROM INVESTING ACTIVITIES
Decrease (increase) in short-term investments	94	(7,072)	16,105	(2,313,453)
Acquisition of property and equipment	(55,033)	(109,725)	(107,946)	(152,348)
Proceeds from disposal of equipment	-	-	-	828
	(54,939)	(116,797)	(91,841)	(2,464,973)
CASH FLOWS FROM FINANCING ACTIVITIES
Issue of capital stock	266,567	206,328	1,741,493	17,265,307
Share issue costs	-	-	-	(1,535,461)
	266,567	206,328	1,741,493	15,729,846
(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(715,960)	(767,984)	(1,105,574)	10,339,909
CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	11,272,131	13,349,869	11,661,745	2,241,976
CASH AND CASH EQUIVALENTS - END OF PERIOD	10,556,171	12,581,885	10,556,171	12,581,885
CASH AND CASH EQUIVALENTS CONSIST OF
Cash	101,607	106,625	101,607	106,625
Cash equivalents	10,454,564	12,475,260	10,454,564	12,475,260
	10,556,171	12,581,885	10,556,171	12,581,885

See accompanying notes to consolidated financial statements.

Burcon NutraScience Corporation
Notes to Consolidated Financial Statements
Quarter and nine months ended December 31, 2010 and 2009
(Unaudited)

1.	Basis of presentation

These consolidated financial statements have been prepared in accordance with the Canadian Institute of Chartered Accountants’ (CICA) recommendations for the preparation of interim financial statements. Certain information and note disclosures normally included in the Company’s annual consolidated financial statements are not presented. These interim consolidated financial statements and notes should be read in conjunction with the Company’s annual consolidated financial statements for the year ended March 31, 2010. These interim consolidated financial statements are not necessarily indicative of the results to be expected for the year ending March 31, 2011.

These consolidated financial statements have not been reviewed or audited by the Company’s external auditors, PricewaterhouseCoopers LLP.

The Company’s significant accounting policies as documented in note 2 of the annual audited consolidated financial statements have been applied consistently in the current fiscal period, except for the new accounting policies adopted as outlined herein.

2.	Nature of operations

Burcon NutraScience Corporation (Burcon or the Company) is a research and development company that is developing its plant protein extraction and purification technology in the field of functional, renewable plant proteins. The Company is developing two canola proteins, Puratein® and Supertein™, and CLARISOY®, a soy protein isolate.

In November 2010, Burcon signed a non-binding letter of intent (LOI) with Archer Daniels Midland Company (ADM) to license its CLARISOY® technology (License) to ADM on an exclusive basis to produce, market and sell CLARISOY® soy protein isolates world-wide (Definitive Agreement). The terms of the proposed License include: (a) the license to ADM of all intellectual property, including know-how and trade secrets, concerning the manufacture and use of CLARISOY®, (b) a royalty stream payable to Burcon on a quarterly basis that begins upon the signing of the Definitive Agreement, (c) the engineering and design of an initial semi-works commercial CLARISOY® production plant to be completed by ADM concurrent with the completion of the Definitive Agreement, (d) and a royalty structure that incorporates financial incentive for ADM to expand sales globally. Burcon and ADM have agreed to negotiate and execute the Definitive Agreement of the License by no later than March 1, 2011. As part of the LOI, Burcon has agreed to a stand-still and no-shop clause with ADM during the period starting from the execution of the LOI and continuing and until the earlier of the date of signing of the Definitive Agreement with ADM or March 1, 2011.

Burcon has a license and development agreement (the Agreement) with ADM to commercialize Burcon’s canola protein ingredients, including Puratein® and Supertein™. Upon completion of the development period set out in the Agreement, and the parties’ agreement on the royalty rate and minimum royalties payable by ADM, Burcon is required to grant ADM an exclusive, royalty-bearing, worldwide license to use Burcon’s technology to make and sell products, together with certain rights to grant sublicenses. In October 2008, Burcon announced that Puratein® and Supertein™ have been self-affirmed GRAS (Generally Recognized As Safe). On August 30, 2010, Burcon also announced that that the U.S. Food and Drug Administration (FDA) has issued a no objection letter that Puratein® and Supertein™ are GRAS under the intended conditions of use. GRAS notification is a

Burcon NutraScience Corporation
Notes to Consolidated Financial Statements
Quarter and nine months ended December 31, 2010 and 2009
(Unaudited)

voluntary procedure whereby a company informs the FDA of its determination that the use of a substance is GRAS. The total cost of the regulatory recognition process, governed by a defined cost sharing agreement for all of the third-party expenses, is US$945,922, with Burcon’s share at US$585,922. The cost sharing agreement provides that either ADM or Burcon is required to reimburse the other on the occurrence of certain events. If ADM chooses not to proceed with the license under the Agreement and terminates it in accordance with the specific provisions under the Agreement, then Burcon is required to reimburse ADM for its share of the costs incurred in the regulatory process. Alternatively, if ADM chooses to proceed with the license then ADM is required to reimburse Burcon for all of its costs incurred in the regulatory process. Concurrent with the execution of the LOI to license CLARISOY®, Burcon and ADM also entered into an agreement amending the Agreement that protects ADM’s and Burcon’s interests while the two parties work to negotiate the terms of a proposed license agreement for CLARISOY®.

3.	Significant accounting policies

Future accounting changes

Business Combinations

In January 2009, the CICA issued Handbook Section 1582, Business Combinations, to replace existing Section 1581 of the same title. The new section amends the standard for accounting for business combinations and contains requirements that are the same as those in IFRS 3, Business Combinations. The standard is effective for fiscal years beginning on or after January 1, 2011.

Consolidated Financial Statements and Non-controlling Interests

In January 2009, the CICA issued Handbook Sections 1601, Consolidated Financial Statements, and 1602, Non-controlling Interests, to replace existing Handbook Section 1600, Consolidated Financial Statements, and establish a new section for accounting for a non-controlling interest in a subsidiary subsequent to a business combination. The new standards contain requirements that are the same as those in IFRS 3, Business Combinations, and International Accounting Standard 27, Consolidated and Separate Financial Statements. These standards are effective for fiscal years beginning on or after January 1, 2011.

4.	Shareholders’ equity

a)	Capital stock

Authorized:
Unlimited number of common shares without par value

Burcon NutraScience Corporation
Notes to Consolidated Financial Statements
Quarter and nine months ended December 31, 2010 and 2009
(Unaudited)

Issued:
		Dec. 31, 2010		March 31, 2010
		(unaudited)
	Number of		Number of
	shares	Amount	shares	Amount
		$		$

Outstanding - beginning of period	29,056,080	44,236,390	25,888,759	28,268,997
Issued during the period for cash:
Equity offering	-	-	2,942,950	16,921,963
Share issue costs	-	-	-	(1,717,061)
Options and warrants exercised	705,477	1,741,493	224,371	445,970
Transferred from options and warrants upon exercise	-	971,541	-	316,521

Outstanding - end of period	29,761,557	46,949,424	29,056,080	44,236,390

On June 18, 2009, Burcon completed a public offering of 2,942,950 common shares at $5.75 per common share, including 333,950 common shares pursuant to the partial exercise of the agents’ over-allotment option. The agents received a cash commission of 6% of the gross proceeds and compensation options (Agents’ Warrants) entitling the agents to purchase up to 117,718 common shares (equal to 4% of the common shares sold pursuant to the offering). Each Agent’s Warrant is exercisable to acquire one common share of the Company at an exercise price of $5.75 per share at any time before and including December 18, 2010. The fair value of the Agents’ Warrants was estimated at $181,600 using the Black-Scholes pricing model. All of the Agents’ Warrants were exercised prior to their expiry date.

Concurrent with the completion of Burcon’s public offering, the Company’s common shares were listed on the Toronto Stock Exchange.

b)	Options

The Company has a stock option plan in which all directors, officers, employees and consultants of the Company and its subsidiary are eligible to participate. At December 31, 2010, 2,084,871 (March 31, 2010 – 2,548,871) options to purchase common stock are outstanding from the stock option plan. These options, when vested under the terms of the plan, are exercisable at prices ranging between $2.80 and $9.60 per common share. An additional 41,045 (March 31, 2010 –171,045) options may be granted in future years under this plan. Unless otherwise determined by the board of directors, the options have a term of ten years from the date of grant. The vesting terms are determined at the discretion of the board of directors at the time of grant.

Burcon NutraScience Corporation
Notes to Consolidated Financial Statements
Quarter and nine months ended December 31, 2010 and 2009
(Unaudited)

		Dec. 31, 2010		March 31, 2010
		(unaudited)
		Weighted		Weighted
	Number of	average	Number of	average exercise
	options	exercise price	options	price
		$		$

Outstanding - beginning of period	2,548,871	5.59	1,877,002	3.07
Granted	130,000	8.81	990,000	9.39
Exercised	(594,000)	1.85	(218,130)	1.88
Expired	-	-	(50,001)	1.72
Forfeited	-	-	(50,000)	6.25
Outstanding - end of period	2,084,871	6.86	2,548,871	5.59

	Dec. 31, 2010	March 31, 2010
	(unaudited)
	$	$
Balance - beginning of period	5,236,268	3,003,446
Stock-based compensation to employees	2,938,906	2,568,605
Stock-based compensation to consultants	28,960	28,545
Transfer to capital stock upon exercise of options	(799,569)	(306,894)
Expired	-	(57,434)

Balance - end of period	7,404,565	5,236,268

Burcon NutraScience Corporation
Notes to Consolidated Financial Statements
Quarter and nine months ended December 31, 2010 and 2009
(Unaudited)

The following table summarizes information about stock options outstanding and exercisable under the Company’s stock option plan at December 31, 2010:

		Options outstanding		Options exercisable
		Weighted
	Number	average	Weighted	Number	Weighted
Range of	outstanding at	remaining	average exercise	exercisable at	average
exercise prices	Dec. 31, 2010	contractual life	price	Dec. 31, 2010	exercise price
$		(years)	$		$

2.80 to 3.30	609,871	1.25	3.14	609,871	3.14
5.67 to 6.50	440,000	3.00	5.78	418,332	5.75
8.65 to 9.60	1,035,000	9.00	9.50	461,661	9.46
	2,084,871			1,489,864

The fair value used to calculate the compensation expense related to the stock options granted during the nine month period is estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

Nine months ended December 31, 2010
(unaudited)
Expected dividend yield	0.0%
Expected volatility	75.1%
Risk-free interest rate	3.5%
Expected option life (years)	8.4

The fair value of the option granted during the nine months ended December 31, 2010 was $8.81 (2009 - $9.39) per option.

Pursuant to the Company’s accounting policy for stock-based compensation, the fair value of options vesting during the quarter and nine months ended December 31, 2010, in the amount of $821,280 and $2,999,497 (2009 - $1,364,237 and $1,741,152), respectively, have been recorded. Of these amounts recorded in the quarter and nine months ended December 31, 2010, $251,728 and $756,112, respectively, (2009 - $106,373 and $254,667) have been included in research and development, $555,954 and $2,211,755, respectively, (2009 - $1,248,444 and $1,443,206) have been included in general and administrative, and $13,598 and $31,630, respectively, (2009 -$9,420 and $43,279) have been included in professional fees. Included in prepaid expenses and deposits is $nil (March 31, 2010 - $31,630) related to consulting costs settled by way of stock options.

Burcon NutraScience Corporation
Notes to Consolidated Financial Statements
Quarter and nine months ended December 31, 2010 and 2009
(Unaudited)

c)	Warrants

The continuity of share purchase warrants for the nine months ended December 31, 2010 is as follows:

		Dec. 31, 2010		March 31, 2010
		(unaudited)
	Number of		Number of
	warrants	$	warrants	$

Outstanding - beginning of period	111,477	171,972	-	-
Issued	-	-	117,718	181,600
Exercised	(111,477)	(171,972)	(6,241)	(9,628)
Expired	-	-	-	-
Outstanding - end of period	-	-	111,477	171,972

5.	Loss per share

The following table sets forth the computation of basic and diluted loss per share:

	Quarter ended Dec. 31		Nine months ended Dec. 31
	2010	2009	2010	2009
	$	$	$	$
Loss for the year, being loss available to common shareholders - basic and diluted - loss per share	(1,748,671)	(2,176,364)	(5,813,405)	(4,708,123)

	Shares	Shares	Shares	Shares
Weighted average common shares - basic loss per share	29,725,192	28,955,275	29,473,519	28,044,816
Effect of dilutive securities - common share stock options*	-	-
Weighted average common shares - diluted loss per share	29,725,192	28,955,275	29,473,519	28,044,816
Basic and diluted loss per share	$(0.06)	$(0.08)	$(0.20)	$(0.17)

*

For the quarter and nine months ended December 31, 2010 and 2009, the Company excluded the potential common share equivalents from the diluted per share calculation as they were considered anti-dilutive.

Burcon NutraScience Corporation
Notes to Consolidated Financial Statements
Quarter and nine months ended December 31, 2010 and 2009
(Unaudited)

6.	Related party transactions

Included in general and administrative expenses for the quarter and nine months ended December 31, 2010 are $10,178 and $30,599 $ (2009 - $7,033 and $17,888), respectively, for the rental of office space, for equipment rental from a company related by virtue of a common shareholder and officers.

Included in management fees and services for the quarter and nine months ended December 31, 2010 are $42,653 and $131,377 (2009 - $40,748 and $128,498), respectively, for services provided by a company related by virtue of common shareholders and officers. Similarly, included in share issue costs is $nil (2009 - $18,523) for the nine months ended December 31, 2010 for services provided by a company related by virtue of common shareholders and officers. At December 31, 2010, $4,310 (March 31, 2010 - $6,280) of these related party charges has been included in accounts payable and accrued liabilities.

These transactions are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

7.	Research and development

	Quarter ended Dec. 31,		Nine months ended Dec. 31,
	2010	2009	2010	2009
	$	$	$	$
Salaries and benefits	471,580	320,871	1,442,643	897,998
Laboratory operation	74,121	85,637	257,428	259,934
Amortization	46,243	40,402	130,197	105,390
Rent	19,993	19,425	59,638	56,315
Analyses and testing	17,097	1,440	46,518	28,130
Travel and meals	5,797	3,953	12,798	12,972
	634,831	471,728	1,949,222	1,360,739

Since inception, Burcon has expensed $19,278,706 (March 31, 2010 - $17,329,484) on research and development expenditures.

Burcon NutraScience Corporation
Notes to Consolidated Financial Statements
Quarter and nine months ended December 31, 2010 and 2009
(Unaudited)

8.	Financial instruments

Fair values

The three level hierarchy of fair value measurements based upon the transparency of inputs of the Company’s financial assets and financial liabilities is as follows:

	Carrying
	amount		Fair value
		Level 1	Level 2	Level 3
	$	$	$	$
Financial assets
Cash and cash equivalents	10,556,171	-	10,556,171	-
Short-term investments	2,304,267	-	2,304,267	-
Amounts receivable	19,292	-	19,292	-

Financial liabilities
Accounts payable and accrued liabilities	305,498	-	305,498	-

Credit risk

The financial instruments that potentially expose the Company to a concentration of credit risk are cash and cash equivalents and short-term investments. The Company’s cash equivalents is comprised of banker’s acceptances, term deposits and other interest-bearing savings instruments with Canadian chartered banks. Short-term investments are comprised of guaranteed investment certificates at Canadian chartered banks. The Company limits its exposure to credit loss by placing its cash and cash equivalents and short-term investments with Canadian financial institutions.

Interest rate risk

All of the Company’s financial instruments are non-interest bearing except for cash and cash equivalents that earn interest at variable market rates and short-term investments that earn interest at a fixed interest rate. For the quarter and nine months ended December 31, 2010, the weighted average interest rate earned on the Company’s cash and cash equivalents was 1.14% and 0.93% (2009 –0.71% and 0.72%) per annum, respectively. Short-term investments earned a weighted average interest rate of 1.55% and 1.44% per annum (2009 – 1.22%), respectively, during the quarter and nine months ended December 31, 2010. The impact of a 1% strengthening or weakening of interest rate on the Company’s cash and cash equivalents at December 31, 2010 is estimated to be a $106,000 increase or decrease in interest income per year. Similarly, the impact of a 1.5% strengthening or weakening of interest rate on the Company’s short-term investments at December 31, 2010 is estimated to be a $35,000 increase or decrease in interest income per year, respectively.

Burcon NutraScience Corporation
Notes to Consolidated Financial Statements
Quarter and nine months ended December 31, 2010 and 2009
(Unaudited)

Liquidity risk

The Company manages liquidity risk through the management of its capital structure (note 9). It also manages liquidity risk by monitoring actual and forecasted cash flows taking into account current and planned operations. The Company’s estimated contractual undiscounted cash flow requirements for its financial liabilities at December 31, 2010 were $305,498, all of which is within the next 12 months.

9.	Capital disclosures

The Company considers its capital to be its shareholders’ equity.

The Company manages its capital structure to have sufficient resources available to meet day-to-day operating requirements, continue as a going concern and fund its development program. The Company is dependent on non-operating sources of cash, primarily from issuing equity, to fund its operations and development program. The Company monitors its capital and the expected cash flows required to achieve its business objectives to determine its future financing needs. It seeks additional equity capital when deemed appropriate, but there is no assurance that it will be able to secure the necessary capital when required.

The Company is not subject to externally imposed capital requirements and there has been no change with respect to the overall capital risk management strategy during the period ended December 31, 2010.